May 1, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0405

Re: Immunic, Inc.
Registration Statement on Form S-3
File No. 333-294855

Ladies and Gentlemen:

In accordance with Rule 461 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended (the “Act”), Immunic, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement to Monday, May 4, 2026, at 5:00 p.m., Eastern Time, or as soon as thereafter practicable. In making this acceleration request, the Registrant acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement has been declared effective, please orally confirm that event with Grant Levine, Esq. of Dentons US LLP, outside counsel to the Registrant, at (212) 768-5384.

Very truly yours,

/s/ Daniel Vitt
Daniel Vitt Chief Executive Officer